SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

13d-2(a)

(Amendment No.     )

Fremont General Corporation

(Name of Issuer)

Common Stock, par value $1.00

(Title of Class of Securities)

357288109

(CUSIP Number)

Mr. Louis Alonso

619-687-5000

Kelly Capital, LLC

225 Broadway, 18th Floor

San Diego, CA 92101

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

February 29, 2008

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box.  ☐

Note:  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (the “Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP NO. 357288109

1	NAME OF REPORTING PERSON Kelly Capital Investments, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,716,818 shares of Common Stock
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 5,716,818 shares of Common Stock
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,716,818 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (1)
14	TYPE OF REPORTING PERSON OO

(1)	Based on 79,630,085 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

CUSIP NO. 357288109

1	NAME OF REPORTING PERSON Kelly Capital, LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION California

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,716,818 shares of Common Stock (1)
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 5,716,818 shares of Common Stock (1)
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,716,818 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
14	TYPE OF REPORTING PERSON OO

(1)	The Common Stock beneficially owned by the Reporting Persons is held by Kelly Capital Investments, LLC, an entity that is controlled by Mr. Michael Kelly.

(2)	Based on 79,630,085 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

CUSIP NO. 357288109

1	NAME OF REPORTING PERSON Michael Kelly
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS WC
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)	☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7 SOLE VOTING POWER 5,716,818 shares of Common Stock (1)
8 SHARED VOTING POWER
9 SOLE DISPOSITIVE POWER 5,716,818 shares of Common Stock (1)
10 SHARED DISPOSITIVE POWER

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 5,716,818 shares of Common Stock
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES	☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 7.2% (2)
14	TYPE OF REPORTING PERSON IN

(1)	The Common Stock beneficially owned by the Reporting Persons is held by Kelly Capital Investments, LLC, an entity that is controlled by Mr. Michael Kelly.

(2)	Based on 79,630,085 shares of Common Stock outstanding, as set forth in the Issuer’s most recently available filing with the Securities and Exchange Commission.

Item 1.	Security and Issuer

This Statement on Schedule 13D (the “Schedule 13D”) relates to the shares of common stock, par value $1.00 (the “Common Stock”), of Fremont General Corporation (the “Issuer”). The principal executive office of the Issuer is located at 2727 East Imperial Highway Brea, California 92821.

Item 2.	Identity and Background

This Schedule 13D is being filed jointly on behalf of Kelly Capital Investments, LLC, a California limited liability company (“Kelly Capital Investments”), Kelly Capital, LLC, a California limited liability company (“Kelly Capital”), and Mr. Michael Kelly, an individual and citizen of the United States (“Mr. Kelly” and, together with Kelly Capital Investments and Kelly Capital, the “Reporting Persons”). Mr. Kelly has sole control over the affairs and investment decisions of Kelly Capital Investments and Kelly Capital, including the power to vote or dispose of the Common Stock. The business address of the Reporting Persons is c/o Kelly Capital, LLC, 225 Broadway, 18th Floor, San Diego, CA 92101.

Kelly Capital owns all of the outstanding membership interests of Kelly Capital Investments. The Michael R. Kelly Trust (the “Kelly Trust”) owns all of the outstanding membership interests of Kelly Capital. Mr. Kelly is the sole trustor and trustee of the Kelly Trust, which is a revocable trust during the life of Mr. Kelly.

Schedule 1 attached hereto and incorporated herein by reference sets forth certain additional information with respect to each officer of Kelly Capital Investments and Kelly Capital.

The Reporting Persons and the persons identified on Schedule 1 have not, during the last five years, been convicted in a criminal proceeding (excluding traffic violations and similar misdemeanors) or been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding were or are subject to a judgment, decree, or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration

All of the funds used to purchase the Common Stock described in this Schedule 13D came from the working capital of Kelly Capital and its subsidiaries.

Item 4.	Purpose of Transaction

The Reporting Persons purchased the Common Stock based on their belief that the Common Stock, when purchased, was undervalued and represented an attractive investment opportunity. The Reporting Persons were engaged in discussions with management of the Issuer concerning the Issuer’s operations and strategic direction, which discussions have terminated prior to the time of this filing on Schedule 13D. In addition, at the time of this filing on Schedule 13D, the Reporting Persons have no intention, without the prior written consent of the Issuer, to control or influence the management or policies of the Issuer or engage in any of the following:

(1)	acquiring additional securities of the Issuer;

(2)	seeking to cause the Issuer to enter into an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;

(3)	seeking to cause the sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;

(4)	seeking changes in the present board of directors or management of the Issuer, including proposals to change the number or term of directors;

(5)	seeking material changes in the present capitalization or dividend policy of the Issuer;

(6)	seeking other material changes in the Issuer’s business or corporate structure;

(7)	seeking changes in the Issuer’s Articles of Incorporation and By-laws or taking other actions which may impede the acquisition of control of the Issuer by any person;

(8)	seeking to cause a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(9)	seeking to cause a class of equity securities of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or

(10)	taking any action similar to any of those enumerated above, or any other action the Reporting Persons may determine to be in their interest.

The Reporting Persons, however, intend to sell a sufficient number of shares of Common Stock to reduce their holdings below 5% of the Issuer’s Common Stock in order to avoid being considered an “Acquiring Person” under the Issuer’s Rights Agreement, dated as of October 23, 2007 between the Issuer and Mellon Investor Services LLC. The Reporting Persons also reserve their right, based on all relevant factors and subject to applicable law, at any time and from time to time, to take any action with respect to further dispositions of the Common Stock.

Item 5.	Interest in Securities of the Issuer

The beneficial ownership of the Common Stock by the Reporting Persons at the date hereof is reflected on the cover page, the contents of which are incorporated herein by reference.

The Reporting Persons effected the following transactions in the Common Stock in open market transactions on the dates indicated, and such transactions are the only transactions in the Common Stock effected by the Reporting Persons in the past sixty days:

Trade Date	Purchase (P) or Sale (S)	Quantity	Price
2/5/2008	P	814,000	$3.32
2/6/2008	P	395,900	$3.37
2/29/2008	P	3,356,918	$0.94
3/3/2008	P	1,150,000	$0.83

Item 6.	Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer

None.

Item 7.	Material to be Filed as Exhibits

(1)	Joint Filing Agreement by and between Kelly Capital Investments, Kelly Capital and Mr. Kelly.

(2)	Letter, dated January 14, 2008 from Kelly Capital to the Issuer.

SIGNATURES

After reasonable inquiry and to the best knowledge and belief of the undersigned, the undersigned certifies that the information set forth in this statement with respect to such person is true, complete and correct.

KELLY CAPITAL INVESTMENTS, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	President

Date:	March 10, 2008

KELLY CAPITAL, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	Chairman and Chief Executive Officer

Date:	March 10, 2008

MICHAEL KELLY

/s/ Michael Kelly
Michael Kelly

Date:	March 10, 2008

SCHEDULE 1

Set forth below is the name and position of the officers of Kelly Capital Investments and Kelly Capital. Except as otherwise indicated, the principal occupation of each person listed below is as an officer of Kelly Capital Investments or Kelly Capital, as the case may be. The business address of each person listed below is c/o Kelly Capital, LLC, 225 Broadway, 18th Floor San Diego, CA 92101. Unless otherwise indicated, each person listed below is a citizen of the United States.

Kelly Capital Investments, LLC

Officers
Name	Position
Michael Kelly	President

Nick Spriggs	Executive Vice President

Joe Altman	Senior Vice President

Gregory C. Bowen	Chief Financial Officer

Joe Thomas	Senior Vice President & Controller

Louis Alonso	Senior Vice President, General Counsel & Assistant Secretary

Michael K. Marks	Senior Vice President & Secretary

Kelly Capital, LLC

Officers
Name	Position
Michael Kelly	Chairman/CEO

Richard Kelly	President

Gregory C. Bowen	Chief Financial Officer

Nick Spriggs	Executive Vice President – Mergers & Acquisitions

Joe Thomas	Senior Vice President – Controller

Louise Kelly	Senior Vice President

Joe Altman	Senior Vice President

Josh Finkenberg	Senior Vice President

Dan Will	Senior Vice President

Louis Alonso	Senior Vice President, General Counsel & Assistant Secretary

Michael K. Marks	Senior Vice President & Secretary

Exhibit 1

JOINT FILING AGREEMENT

In accordance with Rule 13d-1(k) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree jointly to prepare and file on behalf of each of them a statement on Schedule 13D (including amendments thereto) with respect to the shares of common stock, par value $1.00 per share, of Fremont General Corporation and that this Agreement be included as an Exhibit to such joint filing. This Agreement may be executed in any number of counterparts all of which taken together shall constitute one and the same instrument.

IN WITNESS WHEREOF, the undersigned hereby execute this Agreement this 10th day of March 2008.

KELLY CAPITAL INVESTMENTS, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	President

KELLY CAPITAL, LLC

By:	/s/ Michael Kelly
Name:	Michael Kelly
Title:	Chairman and Chief Executive Officer

MICHAEL KELLY

/s/ Michael Kelly
Michael Kelly

Exhibit 2

January 14, 2008

VIA FEDERAL EXPRESS

Mr. Stephen H. Gordon

Chairman and Chief Executive Officer

Fremont General Corporation

2425 Olympic Boulevard

Santa Monica, CA 90404

Dear Mr. Gordon:

Kelly Capital (“KC”) would like to express its interest in opening discussions with the board regarding an acquisition of all or a majority of the outstanding shares of Fremont General Corporation (“FMT” or the “Company”) or any of its banking operations. Our goal would be to complete a friendly transaction that retains key management and staff beyond closing. Fremont General Corporation came across a value screen we run based on a number of criteria, including the fact that the market is valuing FMT at a low multiple of tangible book value. We strongly believe that the Company and management will be best served as a private entity due to the large expenses associated with remaining public. In addition, as a private company, we believe FMT would be even better positioned to pursue its strategies without focusing on short-term, quarterly results to appease the market.

Kelly Capital is a private equity and special situations firm established in 1993. Since inception, we have completed over $3 billion in transactions as principal investors, including success with going private, control acquisitions. KC is focused on value investments in operating companies, debt and real estate. We are headquartered in San Diego and have additional offices in Dallas and Nashville. Additional information about our firm is available at www.kellycapital.com.

KC has a strong balance sheet, proven track record and ability to complete diligence quickly. We do not require any shareholder or limited partner approvals to complete any transaction. We can accommodate a rapid timetable and meet the Company’s transaction objectives in a timely fashion. We have capital available and are happy to provide references from Wells Fargo Foothill, King & Spalding and UBS to confirm our proven ability to expeditiously close deals and consummate an acquisition.

Please feel free to contact me at 619.687.5000 in order to discuss this further. We look forward to hearing from you or someone else representing the board.

Sincerely,

Sean C. Murphy

Senior Associate